UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-31486

WEBSTER FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

c/o Santander Holdings USA, Inc.,

as successor by merger to Webster Financial Corporation

75 State Street

Boston, Massachusetts 02199

(800) 493-8219

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

4.100% Senior Notes due 2029

5.784% Fixed Rate Reset Subordinated Notes due 2035

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

4.100% Senior Notes due 2029: 59.

5.784% Fixed Rate Reset Subordinated Notes due 2035: 49.

EXPLANATORY NOTE

On February 3, 2026, Webster Financial Corporation (“Webster”) entered into a transaction agreement (the “Transaction Agreement”) with Banco Santander, S.A., a Spanish sociedad anónima (“Banco Santander”) and a wholly owned subsidiary of Webster incorporated in the State of Virginia (“Webster Virginia”).

On August 20, 2026, pursuant to the Transaction Agreement, Webster merged with and into Webster Virginia (the “Reincorporation Merger”), with Webster Virginia continuing as the surviving corporation in the Reincorporation Merger. Immediately after the Reincorporation Merger, Banco Santander acquired all outstanding shares of common stock, par value $0.01 per share, of Webster Virginia (the “Webster Virginia Common Stock”) through a statutory share exchange (the “Share Exchange”).

Immediately after the Share Exchange, Banco Santander contributed all outstanding shares of the Webster Virginia Common Stock to Santander Holdings USA, Inc. (“SHUSA”), and immediately thereafter, pursuant to the Agreement and Plan of Merger, dated as of August 19, 2026, by and between SHUSA and Webster Virginia, Webster Virginia merged with and into SHUSA (the “IHC Merger”), with SHUSA continuing as the surviving corporation in the IHC Merger. This Form 15 relates solely to the reporting obligations of Webster and does not affect the reporting obligations of SHUSA, which assumed certain obligations of Webster under the securities covered by this Form 15.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Santander Holdings USA, Inc., as successor by merger to Webster Financial Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Santander Holdings USA, Inc. As successor by merger to Webster Financial Corporation

Date: September 30, 2026	By:	/s/ Gerard A. Chamberlain
Gerard A. Chamberlain
Executive Vice President and Senior Deputy General Counsel